United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As part of a coalition of investors and financial professionals, serving thousands of clients and managing/advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on Proposal Item No. 10 – Report on Risks of Discrimination in Generative Artificial Intelligence submitted by Inspire Investing.

Alphabet is a dominant force in developing and deploying generative AI (GenAI), transforming how people access and interact with information. These technologies increasingly shape critical social, political, and religious discourse. However, Alphabet’s use of vague and ideologically driven “misinformation” and “hate speech” policies to guide AI outputs risks suppressing lawful expression and reinforces concerns about political and religious viewpoint discrimination.1 These terms are subjective, encourage discriminatory enforcement against disfavored views, and have been proven to chill speech under well-understood First Amendment principles.2

Alphabet has committed to upholding free speech and freedom of conscience3 and, in its AI Principles specifically, to “avoid creating or reinforcing unfair bias,” yet it maintains these policies and has enforced them to restrict output on topics such as abortion, COVID-19, and gender identity under opaque and inconsistently applied rules.4 These actions undermine users' constitutionally protected freedoms and expose the company to legal, reputational, and operational risk.

1 https://policies.google.com/terms/generative-ai/use-policy

2 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001108524/06b54e45-5862-4a46-beb3-a06983935415.pdf

3 https://about.google/intl/ALL_us/human-rights/

4 https://ai.google/static/documents/ai-principles-2023-progress-update.pdf

This concern is not hypothetical. Meta Platforms recently revised its AI-related content moderation policies in response to pressure from faith-based organizations and individuals.5  Meta explicitly removed language that had been used to justify censorship of disfavored viewpoints. Furthermore, a lawsuit from political commentator Robby Starbuck alleges that Meta engaged in religious and political discrimination, and is seeking $5 million in damages, illustrating the very real legal risks tied to poorly governed AI systems.6

The World Economic Forum recently labeled AI-generated misinformation and disinformation as one of the world’s top short-term global risks, increasing pressure on companies like Alphabet to expand censorship, often at the expense of civil liberties.7 Time Magazine, among others, has warned that generative AI should “augment, not replace” human reasoning. Yet, Alphabet's policies too often rely on narrow ideological filters that marginalize religious and traditional perspectives.8

The failure of the Global Alliance for Responsible Media and public backlash to Alphabet’s own Gemini platform’s racial and historical distortions demonstrate that public trust is eroding. Shareholders need transparency on how Alphabet governs its AI to prevent discrimination and protect long-term value.

Alphabet’s opposing statement highlights its AI Principles, model cards, and transparency reports as sufficient measures to address bias and ensure responsible AI development.9 However, these efforts are nothing more than a sop when juxtaposed with its policies and practices that have censored speech and exacerbated bias against disfavored views, as outlined in Proposal Item No. 10. The company’s vague “misinformation” and “hate speech” policies, applied inconsistently, continue to raise concerns about ideological bias, as evidenced by restricted outputs on topics like abortion and gender identity. Furthermore, Alphabet’s existing reports lack a targeted assessment of how its generative AI systems may disproportionately impact users’ civil liberties, leaving shareholders vulnerable to legal, reputational, and operational risks. Public backlash to Gemini’s distortions and broader distrust in AI governance underscore the need for greater accountability.

We strongly urge shareholders to vote YES on Proposal Item No. 10—Report on Risks of Discrimination in Generative Artificial Intelligence. This item asks the company to evaluate how its GenAI systems may disproportionately affect individuals based on religion—including religious beliefs—or political opinion and what risks this poses to civil liberties and long-term shareholder value.

Sincerely,

The Undersigned

5 https://www.theverge.com/24339131/meta-content-moderation-fact-check-zuckerberg-texas

6 https://apnews.com/article/robby-starbuck-meta-ai-delaware-eb587d274fdc18681c51108ade54b095

7 https://www.weforum.org/publications/global-risks-report-2025/

8 https://time.com/6835213/the-future-of-censorship-is-ai-generated/

9 https://abc.xyz/assets/7b/19/1cfce14d4a09a8aa9ad8580219b1/pro012701-1-alphabet-courtesy-edgar.pdf, 83.

Robert Netzly CEO Inspire Investing	Bill Flaig CEO American Conservative Values ETF	OJ Oleka CEO State Financial Officers Foundation
Jerry Bowyer CEO Bowyer Research	Jeffrey Presley President Mountain PEAK Wealth Advisors	Aaron Moon President Inspire Advisors
Tom Strobhar President Strobhar Financial	Daniel Wallick Managing Partner/CIO Wallick Investments LLC	Nelson Negron President Provident Oak Financial, LLC
Matthew Mohlman President Monument Advisers	Brent Jackson Owner, President Harvest Financial	Carlton Graves President Graves & Associates, Ltd.
Joseph James Vice President Greater Texas Financial Solutions	Aaron Witten Managing Member Witten Financial Services, LLC	Craig Anderson Owner Family Focused Financial
Terrence Rocks Founder/Advisor Teleios Financial Partners	Michael Gauthier CEO Strategic Income Group	Chris Maclellan Chairman Maclellan FDN Inc.
Mack Conley Financial Advisor Genesis Investments	Matthew Daugavietis Wealth Advisor Inspire Advisors	Rick Figueroa CEO Patron Partners Wealth Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	Will Odland Founder, Financial Advisor Fidelis Financial LLC	Matthew Bonito Financial Advisor Upward Management Group
Jacob Chandler Owner Chandler Wealth Management Inc.	Aaron Hoffman Wealth Advisor Hoffman Wealth Management Group, LLC.	Johnny Yun Senior Vice President Yun Wealth Management
Michael Pemberton Financial Advisor Strategic Stewardship	John Ruzza Senior Advisor/CFP MainStreet Financial Advisors	Bruce Holt Financial Advisor UBS
Hunter Dees Genesis Investments	Luke Andrews Investment Advisor Inspire Advisors	Brian S McDowell Managing Director Oz Investing Services LLC
David Eck Wealth Advisor Oakstreet Financial	Joseph Allen Financial Advisor Inspire Advisors	James Jon Benet Financial Advisor Triumphant Portfolio Mgmt LLC

Christopher Hull Financial Advisor CFD Investments	Michael Smith Wealth Advisor Kingdom Focused Financial	George Williams Financial Advisor WSI Financial Partners, LLC
Michael Graef Financial Planner Christian Wealth Management	Mark Trice Financial Advisor ClearVista Financial	Luke Zumbusch Financial Advisor Inspire Advisors
Jay Richardson Founder Kingdom Wealth Stewards	Laura Simpson Financial Advisor PAX Financial Group, LLC	Derek Mauldin Financial Advisor Kingdom Focused Financial
William Haider Investment Solutions Rep. Fidelity Investments	Christopher Murray President Murray Financial Group	Mary Nelson Associate Wealth Advisor Schwab Wealth Advisory
Brent Hoffman Financial Advisor Fifteen:22 Financial Partners	Terry Prather Wealth Advisor United Capital Financial Advisors	Matthew Baldini Wealth Advisor Inspire Advisors-The Chandler Team
Thad Allen Financial Advisor Smith Moore & Co.	Ron Harczak CFP, CKA, Principal Steward Guide Wealth Partners	Derek Hastings Financial Advisor Inspire Advisors
Chris Pagotto Client Portfolio Manager Kingdom Focused Financial	Daniel Allen Financial Advisor Smith Moore & Company	Matt Conrad Relationship Manager Carson Wealth
Eric Behaghel Senior Advisor Aliter Invest

Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, websites, and specific social media venues. It should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed to be reliable. Still, it is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Inspire Investing is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

If you have questions, please email Tim Schwarzenberger, Director of Corporate Engagement at Inspire Investing, at tim.schwarzenberger@inspireinvesting.com.